THE NORTH WEST COMPANY

Gibraltar House
77 Main Street
Winnipeg, Manitoba
R3C 2R1
Phone: (204) 943-0881
www.northwest.ca

07022294

March 21, 2007

Office of International Corporate Finance
The U.S. Securities & Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sir or Madam:

NORTH WEST COMPANY FUND REPORTS FOURTH QUARTER RESULTS
EXEMPTION NUMBER 82-34737

Attached please find the following documents, which have been filed on System for Electronic Document Analysis and Retrieval (SEDAR).

1. Certification of Interim Filings During Transition Period – President & CEO
2. Certification of Interim Filings During Transition Period – CFO
3. Fourth Quarter Interim Financial Statements
4. Interim MD&A – Fourth Quarter
5. News Release – Fourth Quarter

If you require further information, please feel free to contact me. Thanks.

Yours truly,

Reinhard Sedlacek
Director, Planning & Treasury Services &
Assistant Corporate Secretary
The North West Company
T:(204) 934 1525
F:(204) 934 1455
rsedlacek@northwest.ca

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, EDWARD S. KENNEDY, President & Chief Executive Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 20, 2007

"Edward S. Kennedy"

Edward S. Kennedy
President & Chief Executive Officer

FORM 52-109FM2

MODIFIED CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, LÉO P. CHARRIÈRE, Executive Vice President & Chief Financial Officer of North West Company Fund, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of North West Company Fund (the issuer) for the interim period ended January 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 20, 2007

"Léo P. Charrière"

Léo P. Charrière
Executive Vice President & Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	January 31 2007	January 28 2006
ASSETS		
Current assets		
Cash	$ 22,100	$ 21,888
Accounts receivable	69,208	67,498
Inventories	128,455	124,551
Prepaid expenses	3,693	2,981
Future income taxes	2,708	1,824
Total Current Assets	226,164	218,742
Property and equipment	189,599	182,108
Other assets	19,690	17,306
Future income taxes	6,416	5,693
Total Assets	$ 441,869	$ 423,849
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 21,581	$ 27,041
Accounts payable and accrued liabilities	77,624	65,016
Income taxes payable	3,287	3,302
Current portion of long-term debt	20,291	108
Total Current Liabilities	122,783	95,467
Long-term debt	65,631	84,524
Asset retirement obligations	1,425	1,285
Total Liabilities	189,839	181,276
EQUITY		
Capital (Note 4)	165,205	165,205
Unit purchase loan plan (Note 5)	(11,493)	(9,965)
Contributed surplus (Note 2)	383	-
Retained earnings	93,253	83,133
Cumulative currency translation adjustments	4,682	4,200
Total Equity	252,030	242,573
Total Liabilities and Equity	$ 441,869	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 31 2007 (Note 1)	13 Weeks Ended January 28 2006	52 Weeks Ended January 31 2007 (Note 1)	52 Weeks Ended January 28 2006
SALES	$ 262,509	$ 226,997	$ 944,924	$ 849,653
Cost of sales, selling and administrative expenses	(236,363)	(202,901)	(848,555)	(764,151)
Net earnings before amortization, interest and income taxes	26,146	24,096	96,369	85,502
Amortization	(6,776)	(6,339)	(26,172)	(25,013)
	19,370	17,757	70,197	60,489
Interest	(1,813)	(1,573)	(6,844)	(6,120)
	17,557	16,184	63,353	54,369
Provision for income taxes	(1,258)	(3,995)	(9,693)	(11,479)
NET EARNINGS FOR THE PERIOD	16,299	12,189	53,660	42,890
Retained earnings, beginning of period	92,435	78,524	83,133	70,560
Distributions (Note 7)	(15,481)	(7,580)	(43,540)	(30,317)
RETAINED EARNINGS, END OF PERIOD	$ 93,253	$ 83,133	$ 93,253	$ 83,133
NET EARNINGS PER UNIT				
Basic (Note 4)	$ 0.34	$ 0.25	$ 1.13	$ 0.90
Diluted (Note 4)	$ 0.34	$ 0.25	$ 1.12	$ 0.89
Weighted Average Number of Units Outstanding (000's)				
Basic (Note 4)	47,625	47,343	47,561	47,694
Diluted (Note 4)	48,399	48,378	48,389	48,378

See accompanying notes to consolidated financial statements.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

The Fund has adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the 2006 fourth quarter has 95 days of operations compared to 91 in the fourth quarter last year and the year ended January 31, 2007 has 368 days of operations compared to 364 days last year.

2. Security Based Compensation

Deferred Unit Plan

At the annual and special meeting on June 8, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will contribute to the effective governance of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The Fund has adopted the fair value method of accounting for security based compensation. The deferred unit plan compensation expense recorded for the thirteen weeks ended January 31, 2007 is $138,000 and for the fifty two weeks ended January 31, 2007 is $370,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at January 31, 2007 is 24,346. There were 2,148 deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 5). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook. This standard has been applied on a prospective basis as it was determined that the application on a retroactive basis would not have a material impact on the financial statements.

The compensation cost related to the unit purchase loan plan was $383,000 with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised however, the units are pledged as security against the loan and can not be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.1%
Expected volatility	17.9%

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 6) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	January 31, 2007		January 28, 2006	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Non-compete agreements	$ 1,370	$ 193	$ -	$ -
Net book value	$ 1,177		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended January 31, 2007 is $24,000 (January 28, 2006 - $0) and for the fifty two weeks ended January 31, 2007 $193,000 (January 28, 2006 - $0).

4. Capital

On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The weighted average units outstanding and the basic and diluted earnings per unit in prior periods have been restated to reflect the three-for-one unit split.

5. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of the Fund with a quoted value at January 31, 2007 of $12,352,000. Loans receivable at January 31, 2007 of $11,493,000 (January 28, 2006 - $9,965,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

6. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,321,000; property and equipment of $1,586,000; and intangible assets of $341,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario for $2,329,000 in cash. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $828,000; intangible assets of $1,029,000 and future income taxes payable of $57,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

7. Distributions

Distributions in the fouth quarter of $15,481,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. The distributions paid in cash in the quarter were $10,643,000 which does not include the $4,838,000 special distribution that was paid February 23, 2007.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 31, 2007 is $1,161,000 (January 28, 2006 - $407,000) and for the fifty two weeks ended January 31, 2007 $3,861,000 (January 28, 2006 - $2,410,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 31, 2007 of US$18,000 (January 28, 2006 - US$21,000) and for the fifty two weeks ended January 31, 2007 of US$148,000 (January 28, 2006 - US$138,000).

9. Segmented Information ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 31 2007 (Note 1)	13 Weeks Ended January 28 2006	52 Weeks Ended January 31 2007 (Note 1)	52 Weeks Ended January 28 2006
Sales				
Canada	$ 216,142	$ 188,978	$ 769,633	$ 689,340
Alaska	46,367	38,019	175,291	160,313
Total	$ 262,509	$ 226,997	$ 944,924	$ 849,653
Net earnings before amortization, interest and income taxes				
Canada	$ 23,647	$ 21,184	$ 81,730	$ 70,561
Alaska	2,499	2,912	14,639	14,941
Total	$ 26,146	$ 24,096	$ 96,369	$ 85,502
Net earnings before interest and income taxes				
Canada	$ 17,917	$ 15,811	$ 59,482	$ 49,458
Alaska	1,453	1,946	10,715	11,031
Total	$ 19,370	$ 17,757	$ 70,197	$ 60,489
Identifiable Assets				
Canada	$ 292,872	$ 293,606	$ 292,872	$ 293,606
Alaska	66,661	60,640	66,661	60,640
Total	$ 359,533	$ 354,246	$ 359,533	$ 354,246

10. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

2006 FOURTH QUARTER REPORT TO UNITHOLDERS

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2007 of $16.3 million, an increase of 33.7% over last year's fourth quarter earnings of $12.2 million. Diluted earnings per unit improved to $0.34 compared to $0.25 last year. The quarter had four additional days of operations compared to last year as a result of changing the year end to January 31.

Sales increased 15.6% to $262.5 million compared to the fourth quarter last year. On an equivalent 13-week basis sales increased 11.9% and were up 6.2% on a same store basis. Sales met or exceeded expectations across all banners in Canada and Alaska.

The Trustees have approved a quarterly distribution of $0.22 per unit to unitholders of record on March 31, 2007.

On behalf of the Trustees and the Board of Directors:

"I. Sutherland"	"E. Kennedy"
Ian Sutherland Chairman	Edward S. Kennedy President and Chief Executive Officer

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 15.6% to $262.5 million compared to $227.0 million in 2005. The quarter had four additional days of operations compared to last year as a result of changing the year end to January 31. On an equivalent 13-week basis sales increased 11.9% and were up 6.2% on a same store basis. The impact of foreign exchange on the conversion of Alaska sales in the quarter was not significant. Food sales increased 16.4% and were up 6.9% on an equivalent 13-week same store basis. General merchandise sales improved by 13.5% as a result of new stores in Canada and Alaska and were up 4.7% on an equivalent 13-week same store basis.

Cost of sales, selling and administrative expenses (expenses) increased 16.5% to $236.4 million and increased 66 basis points as a percentage to sales compared to the fourth quarter of 2005. New and non-comparable store expenses accounted for approximately 66% of the increase. Administration costs increased at a higher than normal rate due to legal and accounting expenses related to the restructuring of the Canadian operations into a limited partnership, higher pension expenses and a USD$1.4 million expense related to an Internal Revenue Service assessment on housing benefits provided to our employees from 2004 to 2006. These items accounted for $2.7 million in incremental expenses in the quarter.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.5% to $26.1 million compared to $24.1 million in the fourth quarter last year. Negatively impacting the trading profit was the $2.7 million expense items mentioned above which was partially offset by a $1.4 million increase in trading profit related to the additional four days of operations. Sales growth in Canada and Alaska and gross profit rate increases in our Canadian operations were the leading factors contributing to trading profit improvement in the quarter. Amortization expense increased $437,000 or 6.9% to $6.8 million. Amortization expense related to business acquisitions and new stores accounted for the majority of the increase. Interest expense increased 15.3% to $1.8 million due to higher interest rates

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 20, 2007.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

THE NORTH WEST COMPANY

PRESS RELEASE

FOR IMMEDIATE RELEASE

NORTH WEST COMPANY FUND REPORTS 2006 FOURTH QUARTER EARNINGS AND DECLARES A DISTRIBUTION

Winnipeg, March 20, 2007: North West Company Fund (the "Fund") today reported 2006 fourth quarter earnings of $16.3 million for the period ended January 31, 2007. The Fund also announces a quarterly distribution to $0.22 per unit to unitholders of record on March 31, 2007 and distributable by April 15, 2007.

Report to Unitholders

The North West Company Fund reports fourth quarter earnings to January 31, 2007 of $16.3 million, an increase of 33.7% over last year's fourth quarter earnings of $12.2 million. Diluted earnings per unit improved to $0.34 compared to $0.25 last year. The quarter had four additional days of operations compared to last year as a result of changing the year end to January 31.

Sales increased 15.6% to $262.5 million compared to the fourth quarter last year. On an equivalent 13-week basis sales increased 11.9% and were up 6.2% on a same store basis. Sales met or exceeded expectations across all banners in Canada and Alaska.

The Trustees have approved a quarterly distribution of $0.22 per unit to unitholders of record on March 31, 2007.

"The fourth quarter capped off an exceptionally strong year for market share gains, especially in food," commented North West CEO Edward Kennedy. "Every store banner contributed and, within a very demanding market for attracting and retaining staff, our people were again the difference in giving our customers superior service and selection."

Management's Discussion & Analysis

CONSOLIDATED RESULTS

Quarter

Fourth quarter consolidated sales increased 15.6% to $262.5 million compared to $227.0 million in 2005. The quarter had four additional days of operations compared to last year as a result of changing the year end to January 31. On an equivalent 13-week basis sales increased 11.9% and were up 6.2%

on a same store basis. The impact of foreign exchange on the conversion of Alaska sales in the quarter was not significant. Food sales increased 16.4% and were up 6.9% on an equivalent 13-week same store basis. General merchandise sales improved by 13.5% as a result of new stores in Canada and Alaska and were up 4.7% on an equivalent 13-week same store basis.

Cost of sales, selling and administrative expenses (expenses) increased 16.5% to $236.4 million and increased 66 basis points as a percentage to sales compared to the fourth quarter of 2005. New and non-comparable store expenses accounted for approximately 66% of the increase. Administration costs increased at a higher than normal rate due to legal and accounting expenses related to the restructuring of the Canadian operations into a limited partnership, higher pension expenses and a USD$1.4 million expense related to an Internal Revenue Service assessment on housing benefits provided to our employees from 2004 to 2006. These items accounted for $2.7 million in incremental expenses in the quarter.

Trading profit[1] or net earnings before interest, income taxes, depreciation and amortization (EBITDA) increased 8.5% to $26.1 million compared to $24.1 million in the fourth quarter last year. Negatively impacting the trading profit was the $2.7 million expense items mentioned above which was partially offset by a $1.4 million increase in trading profit related to the additional four days of operations. Sales growth in Canada and Alaska and gross profit rate increases in our Canadian operations were the leading factors contributing to trading profit improvement in the quarter. Amortization expense increased $437,000 or 6.9% to $6.8 million. Amortization expense related to business acquisitions and new stores accounted for the majority of the increase. Interest expense increased 15.3% to $1.8 million due to higher interest rates compared to the fourth quarter last year which was partially offset by lower average debt outstanding in the quarter. Income taxes decreased 68.5% to $1.3 million and as a percentage of net earnings before tax decreased to 7.2% compared to 24.7% last year. The decrease in income tax expense is due to lower income taxes in the Canadian operations as a result of the limited partnership structure implemented at the beginning of the second quarter.

Net earnings increased $4.1 million or 33.7% to $16.3 million. Diluted earnings per unit improved to $0.34 compared to $0.25 last year. The stronger Canadian dollar did not have a significant impact on the conversion of Alaska quarterly earnings on a per unit basis.

Year-to-Date

Year-to-date sales increased 11.2% to $944.9 million compared to last year and were up 12.3% excluding the foreign exchange impact of a stronger Canadian dollar. On an equivalent 52-week basis sales increased 10.2% and were up 11.3% excluding the foreign exchange impact. Same store sales increased 4.7% and were up 5.8% on an equivalent 52-week basis excluding the foreign exchange impact. Food sales increased 11.3% and were up 6.9% on an equivalent 52-week same store basis excluding the foreign exchange impact led by strong sales in our Canadian operations. General merchandise sales were up 10.6% as a result of new stores in Canada and Alaska and were up 2.7% on an equivalent 52-week same store basis excluding the foreign exchange impact. The stronger Canadian dollar negatively impacted sales by $10.6 million.

Cost of sales, selling and administrative expenses (expenses) increased 11.0% to $848.6 million but decreased 14 basis points as a percentage to sales compared to last year. New and non-comparable store expenses accounted for approximately 67% of the increase.

Trading profit increased 12.7% to $96.4 million compared to $85.5 million last year. Strong sales growth, gross profit rate improvements and lower operating expense rates in our Canadian operations were the leading factors contributing to our trading profit improvement. Amortization expense increased 4.6% to $26.2 million compared to $25.0 million last year as a result of new

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

stores and higher capital expenditures in existing markets. Interest expense increased 11.8% to $6.8 million due to higher interest rates which was partially offset by lower average debt levels compared to last year. Income taxes decreased 15.6% to $9.7 million and decreased as a percentage of net earnings before tax to 15.3% compared to 21.1% last year as a result of the limited partnership structure implemented April 30, 2006. Net earnings increased 25.1% to $53.7 million from $42.9 million last year. Diluted earnings per unit improved to $1.12 compared to $0.89 last year. The stronger Canadian dollar negatively impacted the conversion of earnings from Alaska by $0.01 per unit.

CANADIAN OPERATIONS

Canadian sales for the quarter increased 14.4% to $216.1 million compared to $189.0 million last year. On an equivalent 13-week basis sales increased 10.6%, with same store sales up 5.8%.

Food sales increased 15.1% in the quarter compared to last year (7.1% on a 13-week equivalent same store basis). Food sales gains were healthy in all categories with grocery, meat and tobacco having the largest increases over last year. New, special buy items, an expansion of store brands and a focus on fresh and ready-to-serve products contributed to the increase. General merchandise sales were up 12.0% over last year and were up 3.1% on an equivalent 13-week same store basis. Electronics, toys, sporting goods and ladies apparel categories had the largest increases over last year.

Gross profit dollars were 16.6% higher led by strong sales growth. Operating expenses as a rate to sales increased by 31 basis points compared to the fourth quarter last year due to higher utility costs as energy related cost pressures continue in many of our northern markets. Rising staff costs also contributed to the increase in operating expenses as competition for store employees continues to increase. Canadian trading profit increased 11.6% to $23.6 million or 10.9% of sales. On an equivalent 13-week basis, the increase in trading profit was approximately 6.0%.

ALASKAN OPERATIONS (stated in U.S. dollars)

Alaska Commercial Company (AC) sales for the quarter increased 22.8% to $40.1 million compared to $32.6 million last year. On an equivalent 13-week basis sales increased 18.9% and were up 8.8% on a same store basis.

Retail food sales increased 23.1% (5.5% on an equivalent 13-week same store basis) as a result of new stores and sales gains in existing locations. Sales were up across all categories with deli, beverages, frozen foods and non-food contributing the largest percentage increase over last year. Retail general merchandise sales were up 28.6% as a result of new stores and strong sales growth in existing markets and were up 21.0% on an equivalent 13-week same store basis. Sales were especially strong in big-ticket categories with home furnishings, electronics and transportation generating large gains over last year. The Permanent Fund Dividend (PFD) payment this year increased 30.9% to $1,107. The timing of PFD cheques fell closer to the holiday selling period which, combined with a good in-stock position, resulted in more local, discretionary item spending.

AC's gross profit dollars were up 20.8% driven by sales in higher margin general merchandise categories. Operating expenses increased 140 basis points as a percentage to sales due to the previously noted $1.4 million expense relating to an Internal Revenue Service assessment on employee housing benefits. Trading profit decreased 15.6% to $2.1 million as a result of this unusual item. On an equivalent 13-week basis and excluding the $1.4 million expense, trading profit dollars increased 30.3% and as a rate to sales was 8.5% compared to 7.7% the fourth quarter last year.

FINANCIAL CONDITION

Financial Ratios

The Fund's debt-to-equity ratio at the end of the quarter was .43:1 compared to .46:1 last year. Reduced utilization of our operating line and increased total equity due to higher earnings contributed to the improved debt-to-equity ratio.

Working capital decreased $19.9 million compared to last year due to the increase in the current portion of long term debt of $20.2 million relating to a principal repayment due June 15, 2007. Increases in accounts receivable and inventory were offset by an increase in accounts payable and accrued liabilities. The increase in accounts receivable reflects the strong fourth quarter sales. The increase in inventory is due to new stores opened in Canada and Alaska which was partially offset by a decrease in general merchandise inventories as a result of efforts to reduce slow moving categories and improve the flow of merchandise in our Canadian operations. Accounts payable and accrued liabilities increased from the prior year due to higher trade payables resulting from the timing of inventory purchases, higher performance incentive accruals reflecting our earnings improvement for the year and a $4.8 million special distribution paid to unitholders on February 23, 2007. Bank advances and short-term notes decreased $5.5 million from last year.

Outstanding Units

On September 20, 2006, the Fund completed a three-for-one unit split. The weighted average basic units outstanding for the quarter were 47,625,000 compared to 47,343,000 last year on a split adjusted basis. The increase is due to a reduction in the number of units held under the Company's Unit Purchase Loan Plan. The weighted average fully diluted units outstanding for the quarter were 48,399,000 compared to 48,378,000 last year on a split adjusted basis. The increase in the fully diluted units outstanding is due to units granted under the Trustee Deferred Unit Plan.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operating activities for the quarter decreased to $31.8 million from $39.8 million last year. Cash provided by a positive change in non-cash working capital in the quarter was $8.7 million compared to a $20.7 million improvement last year. The $8.7 million in non-cash working capital in the quarter reflects the initiative to improve inventory productivity which began during the 2005 year and an increase in accounts payable. The decrease in inventory and increase in accounts payable were also leading factors contributing to the $20.7 million in cash provided by non-cash working capital in the 2005 fourth quarter. Cash flow from operations[1] increased $3.6 million to $23.0 million due to higher earnings resulting from strong sales growth and lower income tax expense.

Cash flow used in investing activities in the quarter increased to $10.9 million from $6.2 million last year. The increase in capital expenditures is due to the replacement of one large store in an existing market.

Cash used in financing activities in the quarter was $20.6 million compared to $34.9 million last year. The decrease in cash used in financing activities is due to a smaller reduction in bank advances and short-term notes in the quarter compared to the fourth quarter last year.

Capital expenditures for 2007 are expected to be in the range of $39 million to $43 million reflecting the expected opening of ten new stores in Canada and Alaska, four new gas bars, pharmacy openings and major renovation activity in six stores. Cash flow from operations and unutilized credit available on existing credit facilities are expected to be sufficient to fund operating requirements,

---

[1] See Non GAAP Measures Section of Management's Discussion & Analysis

sustaining and growth-related capital expenditures, a long-term debt principal repayment due June 15, 2007 as well as all distributions for the year.

OTHER HIGHLIGHTS

- A Giant Tiger store opened in Edmonton, Alberta on February 24, 2007 increasing the total number of Giant Tiger stores to 20.
- A new small market test format was opened in late February in Ile a la Crosse, featuring an in-store pharmacy and a "Fun 2 Go" take-out food section.
- The North West Company Fund was added to the S&P/TSX Composite Index on March 19, 2007.

REORGANIZATION

On October 31, 2006 the Government of Canada announced changes to the Income Tax Act that will result in the taxation of certain publicly traded income trusts beginning in 2011. If the tax changes are enacted, interest amounts that are paid to the Fund and other income that flows on a pre-tax basis to the Fund will be taxed upon distribution from the Fund at a proposed rate of 31.5% beginning in 2011. Under the proposed tax changes, taxable Canadian unitholders would receive taxable dividend treatment on their distributions. Non-taxable and foreign unitholders will have a reduction in their after-tax distribution income. The Company is reviewing the details of this announcement and assessing the future impact on the Fund. At present, the plan is to continue to operate the business as an income trust while evaluating the structure of the Company to ensure that it continues to be as tax efficient as possible.

The Company intends to continue with its previously announced reorganization. As noted in the second quarter report to unitholders, the Company has submitted its request for a ruling on the second step of the reorganization. We have been notified that the evaluation of our tax ruling request should not be impacted by the announced changes to the Income Tax Act relating to income trusts. The second step of the reorganization will change the flow of the earnings from the limited partnership to the Fund. The partnership units held by North West Company Inc. will be transferred to the Fund through a series of steps outlined in the April 21, 2006 Information Circular. The outcome will have most of the Canadian pre-tax earnings flow to the Fund. The completion of the second step is subject to receiving a satisfactory tax ruling and lender approvals. Management has been corresponding with the CRA on various aspects of the ruling request and expects a response on the ruling request from the CRA within 90 days.

UNITHOLDER DISTRIBUTIONS

As announced in the third quarter report to unitholders, a special distribution of $0.10 per unit was paid on February 23, 2007 to unitholders of record on December 31, 2006. The North West Company LP (LP) has a December 31 year end. The special distribution reflects the strong earnings in the LP for the eight months ended December 31, 2006.

The Trustees declared a quarterly cash distribution of $0.22 per unit to unitholders of record on March 31, 2007 and distributable by April 15, 2007. Further distribution increases are expected based on earnings trends continuing or the completion of the second step of the reorganization. Specifically, subject to receiving a satisfactory tax ruling and assuming the present earnings trend continues, the increase in annual distributions will be approximately $10 million to $13 million or $0.21 to $0.27 per unit on a split adjusted basis.

OUTLOOK

2007 will be another high investment year for the Company as we pursue a number of attractive growth opportunities and reinvest in our existing stores. We expect same store sales to increase at a slightly lower rate than 2006 in part due to a moderation in the inflation rate experienced in 2006.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected quarterly financial information. Each quarter represents a 13-week period with the exception of the 2006 fourth quarter which contains 95 days of operations compared to 91 days of operations in the 2005 fourth quarter. The additional four days of operations in 2006 is a result of changing the year end from the last Saturday in January to January 31.

Operating Results-Consolidated

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter	
($ in millions)	2006	2005	2006	2005	2006	2005	2006	2005
Sales	$262.5	$227.0	$236.1	$211.3	$232.6	$215.1	$213.7	$196.2
Trading profit	26.1	24.1	25.6	22.7	24.4	21.9	20.2	16.8
Net earnings	16.3	12.2	14.8	12.2	12.8	10.8	9.8	7.7
Net earnings per unit:								
Basic	0.34	0.25	0.31	0.26	0.27	0.23	0.21	0.16
Diluted	0.34	0.25	0.31	0.25	0.27	0.23	0.20	0.16

Historically, the Company's first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting the Christmas selling period. Weather conditions are often extreme and can affect sales in any quarter. Net earnings are historically lower in the first quarter due to lower sales. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories.

ACCOUNTING STANDARDS IMPLEMENTED IN 2006

There were no new accounting standards implemented in this quarter.

ACCOUNTING STANDARDS TO BE IMPLEMENTED IN 2007

Comprehensive Income, Financial Instruments – Recognition and Measurement, and Hedges

The Canadian Institute of Chartered Accountants (CICA) issued Section 3855, "Financial Instruments – Recognition and Measurement", Section 3865, "Hedges" and Section 1530, "Comprehensive Income". These standards provide guidance on the recognition, measurement, and classification of financial assets and liabilities. These new standards require that all derivatives be recognized on the balance sheet at their fair value and specifies how financial instrument gains and losses are to be presented. The standards establish new accounting requirements for hedges whereby any ineffectiveness of designated hedges will be recognized immediately in income. CICA 1530 introduces new standards for the presentation and disclosure of items in comprehensive

income which will be recorded as a component of equity. Comprehensive income includes changes in the cumulative currency translation adjustment account relating to self-sustaining foreign operations and unrealized gains or losses on available-for-sale investments.

These new standards apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Accordingly, the Company has implemented these new standards as of February 1, 2007. The standards are implemented on a prospective basis with the exception of changes to the cumulative currency translation adjustment account which requires retroactive restatement. The impact of adopting these new standards is not expected to be material. The impact of these standards on future earnings is not determinable as it is highly dependent on fair values, outstanding balances, and hedging strategies at the end of a reporting period.

NON-GAAP MEASURES

(1) **Trading Profit (EBITDA)** is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, trading profit is a useful supplemental measure as it provides investors with an indication of the Company's operational performance before allocating the cost of interest, income taxes and capital investments. Investors should be cautioned, however, that trading profit should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of NWF's performance. NWF's method of calculating trading profit may differ from other companies and, accordingly, trading profit may not be comparable to measures used by other companies.

A reconciliation of consolidated net earnings to trading profit or EBITDA is provided below:

	Fourth Quarter		Year to Date	
($ in thousands)	2006	2005	2006	2005
Net earnings	$ 16,299	$ 12,189	$ 53,660	$ 42,890
Add: Amortization	6,776	6,339	26,172	25,013
Interest expense	1,813	1,573	6,844	6,120
Income taxes	1,258	3,995	9,693	11,479
Trading profit	$ 26,146	$ 24,096	$ 96,369	$ 85,502

For trading profit information by business segment, refer to Note 9 Segmented Information in the notes to the unaudited interim period consolidated financial statements.

(2) **Cash Flow from Operations** is not a recognized measure under Canadian GAAP. Management believes that in addition to cash flow from operating activities, cash flow from operations is a useful supplemental measure as it provides investors with an indication of the Company's ability to generate cash flows to fund its cash requirements, including distributions and capital investments. Investors should be cautioned, however, that cash flow from operations should not be construed as an alternative to cash flow from operating activities or net earnings as a measure of profitability. NWF's method of calculating cash flow from operations may differ from other companies and may not be comparable to measures used by other companies.

A reconciliation of consolidated cash flow from operating activities to cash flow from operations is provided below:

($ in thousands)	Fourth Quarter 2006	Fourth Quarter 2005	Year to Date 2006	Year to Date 2005
Cash flow from operating activities	$ 31,830	$ 39,846	$ 81,486	$ 75,289
Non-cash items:				
Change in other non-cash items	(92)	203	1,112	5,432
Change in non-cash working capital	(8,709)	(20,693)	(3,845)	(9,865)
Cash flow from operations	$ 23,029	$ 19,356	$ 78,753	$ 70,856

****

Unless otherwise stated, this Management's Discussion & Analysis (MD&A) is based on the financial information included in the unaudited interim period Consolidated Financial Statements and Notes to the unaudited interim period Consolidated Financial Statements which have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and is in Canadian dollars. The information contained in this MD&A is current to March 20, 2007.

Forward-Looking Statements

This Quarterly Report for North West Company Fund, including Management's Discussion and Analysis (MD&A), contains certain forward-looking statements. Such statements relate to, among other things, sales growth, expansion and growth of the Company's business, future capital expenditures and the Company's business strategy. Forward-looking statements are subject to inherent uncertainties and risks including but not limited to: general industry and economic conditions, changes in the Company's relationship within the communities its serves and with its suppliers, pricing pressure and other competitive factors, the availability and costs of merchandise, fuels and utilities, the results of the Company's ongoing efforts to improve cost effectiveness, the rates of return on the Company's pension plan assets, changes in regulatory requirements affecting the Company's business and the availability and terms of financing. Other risks are outlined in the Risk Management section of the MD&A included in the Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report. Consequently, actual results and events may vary significantly from those included in, contemplated or implied by such statements. In evaluating forward-looking statements, readers should specifically consider the various factors, which could cause actual events or results to differ materially from such forward-looking statements.

The North West Company Inc. (NWC) is a leading retailer of food and everyday products and services to rural communities and urban neighborhoods across Canada and Alaska. NWC operates 201 stores under a number of trading names, including Northern, NorthMart, Giant Tiger and AC Value Center, and provides catalogue shopping services through its *Selections* catalogue in northern Canada.

The units of the Fund trade on the TSX Toronto Stock Exchange under the symbol "NWF.UN".

For more information contact:

Edward Kennedy, President & CEO, The North West Company
phone (204) 934-1482; fax (204) 934-1317; email ekennedy@northwest.ca

Léo Charrière, Executive Vice-President, and CFO, The North West Company
phone (204) 934-1503; fax (204) 934-1455; email lcharriere@northwest.ca

John King, Vice-President, Finance & Secretary, The North West Company
Phone (204) 934-1397; fax (204) 934-1455; email jking@northwest.ca

or visit on-line at www.northwest.ca

CONSOLIDATED BALANCE SHEETS

(unaudited, $ in thousands)	January 31 2007	January 28 2006
ASSETS		
Current assets		
Cash	$ 22,100	$ 21,888
Accounts receivable	69,208	67,498
Inventories	128,455	124,551
Prepaid expenses	3,693	2,981
Future income taxes	2,708	1,824
Total Current Assets	226,164	218,742
Property and equipment	189,599	182,108
Other assets	19,690	17,306
Future income taxes	6,416	5,693
Total Assets	$ 441,869	$ 423,849
LIABILITIES		
Current liabilities		
Bank advances and short-term notes	$ 21,581	$ 27,041
Accounts payable and accrued liabilities	77,624	65,016
Income taxes payable	3,287	3,302
Current portion of long-term debt	20,291	108
Total Current Liabilities	122,783	95,467
Long-term debt	65,631	84,524
Asset retirement obligations	1,425	1,285
Total Liabilities	189,839	181,276
EQUITY		
Capital (Note 4)	165,205	165,205
Unit purchase loan plan (Note 5)	(11,493)	(9,965)
Contributed surplus (Note 2)	383	-
Retained earnings	93,253	83,133
Cumulative currency translation adjustments	4,682	4,200
Total Equity	252,030	242,573
Total Liabilities and Equity	$ 441,869	$ 423,849

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited, $ in thousands)	13 Weeks Ended January 31 2007 (Note 1)	13 Weeks Ended January 28 2006	52 Weeks Ended January 31 2007 (Note 1)	52 Weeks Ended January 28 2006
SALES	$ 262,509	$ 226,997	$ 944,924	$ 849,653
Cost of sales, selling and administrative expenses	(236,363)	(202,901)	(848,555)	(764,151)
Net earnings before amortization, interest and income taxes	26,146	24,096	96,369	85,502
Amortization	(6,776)	(6,339)	(26,172)	(25,013)
	19,370	17,757	70,197	60,489
Interest	(1,813)	(1,573)	(6,844)	(6,120)
	17,557	16,184	63,353	54,369
Provision for income taxes	(1,258)	(3,995)	(9,693)	(11,479)
NET EARNINGS FOR THE PERIOD	16,299	12,189	53,660	42,890
Retained earnings, beginning of period	92,435	78,524	83,133	70,560
Distributions (Note 7)	(15,481)	(7,580)	(43,540)	(30,317)
RETAINED EARNINGS, END OF PERIOD	$ 93,253	$ 83,133	$ 93,253	$ 83,133
NET EARNINGS PER UNIT				
Basic (Note 4)	$ 0.34	$ 0.25	$ 1.13	$ 0.90
Diluted (Note 4)	$ 0.34	$ 0.25	$ 1.12	$ 0.89
Weighted Average Number of Units Outstanding (000's)				
Basic (Note 4)	47,625	47,343	47,561	47,694
Diluted (Note 4)	48,399	48,378	48,389	48,378

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, $ in thousands)	13 Weeks Ended January 31 2007 (Note 1)	13 Weeks Ended January 28 2006	52 Weeks Ended January 31 2007 (Note 1)	52 Weeks Ended January 28 2006
CASH PROVIDED BY (USED IN)				
Operating Activities				
Net earnings for the period	$ 16,299	$ 12,189	$ 53,660	$ 42,890
Non-cash items				
Amortization	6,776	6,339	26,172	25,013
Future income taxes	(418)	819	(1,580)	2,780
Unit purchase loan plan compensation (Note 2)	383	-	383	-
Amortization of deferred financing costs	46	46	186	186
Gain on disposal of property and equipment	(57)	(37)	(68)	(13)
	23,029	19,356	78,753	70,856
Change in non-cash working capital	8,709	20,693	3,845	9,865
Change in other non-cash items	92	(203)	(1,112)	(5,432)
Operating activities	31,830	39,846	81,486	75,289
Investing Activities				
Business acquisitions (Note 6)	-	-	(5,577)	-
Purchase of property and equipment	(11,056)	(6,318)	(30,136)	(24,833)
Proceeds from disposal of property and equipment	161	84	237	848
Investing activities	(10,895)	(6,234)	(35,476)	(23,985)
Financing Activities				
Change in bank advances and short-term notes	(9,981)	(27,937)	(5,460)	(4,899)
Net purchase of units for unit purchase loan plan	89	668	(1,528)	(5,536)
Repayment of long-term debt	(48)	(39)	(108)	(102)
Distributions (Note 7)	(10,643)	(7,580)	(38,702)	(30,317)
Financing activities	(20,583)	(34,888)	(45,798)	(40,854)
NET CHANGE IN CASH	352	(1,276)	212	10,450
Cash, beginning of period	21,748	23,164	21,888	11,438
CASH, END OF PERIOD	22,100	21,888	22,100	21,888
Supplemental disclosure of cash paid for:				
Interest expense	$ 3,199	$ 2,977	$ 6,839	$ 6,166
Income taxes	2,542	1,928	11,730	9,260

See accompanying notes to consolidated financial statements.

North West Company Fund 2006 Fourth Quarter Report

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

1. Accounting Presentations and Disclosures

The unaudited interim period consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). These interim financial statements follow the same accounting policies and their methods of application as the 2005 annual financial statements, except as described below. Not all disclosures required by generally accepted accounting principles for annual financial statements are presented, and accordingly, the interim financial statements should be read in conjunction with the audited annual consolidated financial statements and the accompanying notes included in the North West Company Fund's 2005 Management's Discussion & Analysis and Consolidated Financial Statements report.

The Fund has adopted a fixed fiscal year end of January 31 compared to the last Saturday in January used in prior years. Accordingly, the 2006 fourth quarter has 95 days of operations compared to 91 in the fourth quarter last year and the year ended January 31, 2007 has 368 days of operations compared to 364 days last year.

2. Security Based Compensation

Deferred Unit Plan

At the annual and special meeting on June 8, 2006, unitholders approved the implementation of a deferred unit plan for independent Trustees and Directors. The purpose of the deferred unit plan is to enhance the ability of the Fund and the Company to attract and retain independent Trustees and Directors whose training, experience and ability will contribute to the effective governance of the Fund and the Company and to directly align their interests with the interests of unitholders by providing compensation for services to the Fund and Company in the form of units. Participants will be credited with deferred units based on the portion of fees each participant elects to allocate to the deferred unit plan. Each deferred unit will entitle the holder to receive a unit of the Fund. The deferred units are exercisable by the holder at any time but no later than December 31 of the first calendar year commencing after the holder ceases to be a Director or Trustee. A participant may elect at the time of exercise of any deferred units, subject to the consent of the Fund, to have the Fund pay an amount in cash equal to the aggregate current market value of the units, determined based on the closing price of the units on the TSX on the trading day preceding the exercise date, in consideration for the surrender by the participant to the Fund the right to receive units from the exercising of the deferred units.

The Fund has adopted the fair value method of accounting for security based compensation. The deferred unit plan compensation expense recorded for the thirteen weeks ended January 31, 2007 is $138,000 and for the fifty two weeks ended January 31, 2007 is $370,000. The liability for the deferred unit plan is recorded in accounts payable and accrued liabilities on the Company's consolidated balance sheet and is adjusted to reflect the total number of deferred units outstanding multiplied by the closing unit price at the end of the period. The total number of deferred units outstanding at January 31, 2007 is 24,346. There were 2,148 deferred units settled in cash during the period.

Unit Purchase Loan Plan

The Company has a unit purchase loan plan for officers and senior management whereby loans are granted to employees to purchase units of NWF (see Note 5). These loans are in substance similar to stock options and accordingly are accounted for as security based compensation in accordance with section 3870 of the Canadian Institute of Chartered Accountants handbook. This standard has been applied on a prospective basis as it was determined that the application on a retroactive basis would not have a material impact on the financial statements.

The compensation cost related to the unit purchase loan plan was $383,000 with a corresponding increase in contributed surplus. The compensation cost is a non-cash expense and has no impact on the distributions from the Fund. The units are purchased at market prices and are fully vested at the time the loan is exercised however, the units are pledged as security against the loan and can not be withdrawn from the plan until the principal amount of the loan is less than 65% or 80% of the market value of the units pledged as security or if the employee sells the units or leaves the Company. If the loan value as a percentage of the market value of the units pledged as security against the loan falls below the 65% to 80% threshold, the employee may reduce the number of units pledged equal to the market value in excess of the loan balance. Employees are required to make principal payments on the loan equal to the after-tax distributions on the units pledged as security. The fair value of the compensation cost was estimated using the Black-Scholes model using the following assumptions:

Expected life	3 to 5 years
Risk-free interest rate	4.1%
Expected volatility	17.9%

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

3. Intangible Assets ($ in thousands)

The non-compete agreements included as part of the business acquisitions (see Note 6) are amortized on a straight-line basis over the term of the agreements which is five to ten years. The carrying value of these assets is reviewed periodically for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable and will be written down to their fair value by a charge to amortization expense if a decline in carrying value is determined. Intangible assets are included in other assets on the Company's consolidated balance sheet.

	January 31, 2007		January 28, 2006	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Non-compete agreements	$ 1,370	$ 193	$ -	$ -
Net book value	$ 1,177		$ -	

Intangible asset amortization expense recorded in amortization on the Company's consolidated statement of earnings for the thirteen weeks ended January 31, 2007 is $24,000 (January 28, 2006 - $0) and for the fifty two weeks ended January 31, 2007 $193,000 (January 28, 2006 - $0).

4. Capital

On September 20, 2006, the Fund's outstanding units were split on a three-for-one basis whereby unitholders received two additional units for each unit held on the record date of September 20, 2006. The weighted average units outstanding and the basic and diluted earnings per unit in prior periods have been restated to reflect the three-for-one unit split.

5. Unit Purchase Loan Plan

Loans issued to officers and senior management to purchase units under the unit purchase loan plan are treated as a reduction of equity. These loans are non-interest bearing and repayable from after tax distributions on the units purchased or if the person sells the units or leaves the Company. The loans are secured by a pledge of 752,704 units of the Fund with a quoted value at January 31, 2007 of $12,352,000. Loans receivable at January 31, 2007 of $11,493,000 (January 28, 2006 - $9,965,000) are recorded as a reduction of equity. The loans have terms of three to five years. The maximum value of the loans under the plan is currently limited to $15,000,000.

6. Business Acquisitions

On May 1, 2006, the Company acquired the assets of four stores on Prince of Wales Island, Alaska for $3,248,000. Consideration included cash of $727,000 and cash held in escrow of $2,521,000. The acquisition has been accounted for by the purchase method of accounting and the results of the operations are included in the consolidated financial statements from May 1, 2006. The assets acquired were comprised of inventories of $1,321,000; property and equipment of $1,586,000; and intangible assets of $341,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

On March 8, 2006, the Company acquired all of the common shares of 1089140 Ontario Inc., a retail pharmacy in Moosonee, Ontario for $2,329,000 in cash. The acquisition has been accounted for by the purchase method of accounting and the results of the operations of 1089140 Ontario Inc. are included in the consolidated financial statements from March 8, 2006. The net assets acquired were comprised of accounts receivable of $131,000; inventories of $398,000; property and equipment of $828,000; intangible assets of $1,029,000 and future income taxes payable of $57,000. The intangible assets are included in other assets on the Company's consolidated balance sheet. The purchase price has been allocated to the acquired assets based on estimates of their fair values as at the closing date.

7. Distributions

Distributions in the fouth quarter of $15,481,000 includes a special distribution of $4,838,000 paid on February 23, 2007 to unitholders of record on December 31, 2006. The distributions paid in cash in the quarter were $10,643,000 which does not include the $4,838,000 special distribution that was paid February 23, 2007.

NOTES TO THE UNAUDITED INTERIM PERIOD CONSOLIDATED FINANCIAL STATEMENTS

8. Employee Future Benefits

The Company's expense for employee future benefits is included in cost of sales, selling and administrative expenses. The expense for the defined benefit pension plan and the defined contribution pension plan for the thirteen weeks ended January 31, 2007 is $1,161,000 (January 28, 2006 - $407,000) and for the fifty two weeks ended January 31, 2007 $3,861,000 (January 28, 2006 - $2,410,000). The Company maintains an employee savings plan for substantially all of its U.S. employees and recorded an expense for the thirteen weeks ended January 31, 2007 of US$18,000 (January 28, 2006 - US$21,000) and for the fifty two weeks ended January 31, 2007 of US$148,000 (January 28, 2006 - US$138,000).

9. Segmented Information ($ in thousands)

The Company operates within the retail industry in Canada and Alaska. The following information is presented for the two business segments:

	13 Weeks Ended January 31 2007 (Note 1)	13 Weeks Ended January 28 2006	52 Weeks Ended January 31 2007 (Note 1)	52 Weeks Ended January 28 2006
Sales				
Canada	$ 216,142	$ 188,978	$ 769,633	$ 689,340
Alaska	46,367	38,019	175,291	160,313
Total	$ 262,509	$ 226,997	$ 944,924	$ 849,653
Net earnings before amortization, interest and income taxes				
Canada	$ 23,647	$ 21,184	$ 81,730	$ 70,561
Alaska	2,499	2,912	14,639	14,941
Total	$ 26,146	$ 24,096	$ 96,369	$ 85,502
Net earnings before interest and income taxes				
Canada	$ 17,917	$ 15,811	$ 59,482	$ 49,458
Alaska	1,453	1,946	10,715	11,031
Total	$ 19,370	$ 17,757	$ 70,197	$ 60,489
Identifiable Assets				
Canada	$ 292,872	$ 293,606	$ 292,872	$ 293,606
Alaska	66,661	60,640	66,661	60,640
Total	$ 359,533	$ 354,246	$ 359,533	$ 354,246

10. Seasonality

The Company's business follows a seasonal pattern where historically the first quarter sales are the lowest and the fourth quarter sales are the highest, reflecting consumer holiday buying patterns. As a result, a disproportionate amount of total revenues and earnings are typically earned in the fourth quarter. Net earnings generally follow higher sales but can be dependent on markdown activity in key sales periods to reduce excess inventories. Net earnings are historically lower in the first quarter due to lower sales and fixed costs such as rent and overhead that apply uniformly throughout the year.

11. Comparative Amounts

The comparative amounts have been reclassified to conform with the current year's presentation.

END